UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __10/01/24__ AND ENDING __09/30/25__
                                  MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bayberry Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer       ☐ Security-based swap dealer      ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
**1775 Tysons Blvd, 4th Floor**
                                       (No. and Street)

| **McLean** | **VA** | **22102** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Jay Wright** | **301-524-4759** | **jwright@bayberrysecurities.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Cherry Bekaert**

(Name – if individual, state last, first, and middle name)

| **3800 Glenwood Ave., #200** | **Raleigh** | **NC** | **27612** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| **10/20/2003** | | **454770** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jay Wright _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayberry Securities, Inc. _____, as of November 22 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BAYBERRY SECURITIES, INC

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

*As of and for the Years Ended September 30, 2025 and September 30, 2024*

*And Report of Independent Registered Public Accounting Firm*

**BAYBERRY SECURITIES, INC.**
TABLE OF CONTENTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM** ............................... 1

**FINANCIAL STATEMENTS**
Statements of Financial Condition as of September 30, 2025 and 2024 ........................................ 2
Statements of Operations for the years ended September 30, 2025 and 2024 ............................... 3
Statements of Changes in Owner's Equity for the years ended September 30, 2025 and 2024 ........................ 4
Statements of Cash Flows for the years ended September 30, 2025 and 2024 ............................... 5
Notes to Financial Statements for the years ended September 30, 2025 and 2024 ....................... 6-8

**SUPPLEMENTAL SCHEDULES**
Schedule I – Computation of Net Capital and Net Capital Ratio – Rule 15c3-1 of the Securities and Exchange Commission ........................................................................................... 9
Schedule II – Exemption Report ........................................................................................ 10

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT** ........................................................................................... 11

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION** ................................................ 12

**SCHEDULE OF ASSESSMENTS AND PAYMENTS** ........................................... 13



## Report of Independent Registered Public Accounting Firm

To the Management
Bayberry Securities, Inc.
Washington, D.C.


### Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Bayberry Securities, Inc. (the "Company") as of September 30, 2025 and 2024, the related statements of operations, changes in owner's equity, and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.


### Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.


### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Cherry Bekaert LLP*

We have served as the Company's auditor since 2020.

Rockville, Maryland
November 18, 2025

# BAYBERRY SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION

*SEPTEMBER 30, 2025 AND 2024*

|  | September 30, 2025 | September 30, 2024 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash | $ 44,922 | $ 24,299 |
| Total current assets | 44,922 | 24,299 |
| Total assets | $ 44,922 | $ 24,299 |
| **Liabilities and Owner's Equity** | | |
| Current Liabilities: | | |
| Accounts payable | $ 2,500 | $ 1,828 |
| Accrued expenses | 90 | - |
| Income tax payable | 250 | 250 |
| Total current liabilities | 2,840 | 2,078 |
| Total liabilities | 2,840 | 2,078 |
| Owner's Equity: | | |
| Common stock | 176,495 | 143,495 |
| Retained earnings | (134,413) | (121,274) |
| Total owner's equity | 42,082 | 22,221 |
| Total liabilities and owner's equity | $ 44,922 | $ 24,299 |

The accompanying notes to the financial statements are an integral part of these statements.

**BAYBERRY SECURITIES, INC.**
STATEMENTS OF OPERATIONS

*YEARS ENDED SEPTEMBER 30, 2025 AND 2024*

| | September 30, 2025 | September 30, 2024 |
|---|---|---|
| **Revenues:** | | |
| Advisory fees | $ 60,140 | $ 7,500 |
| **Total revenues** | 60,140 | 7,500 |
| **Expenses:** | | |
| Wages and other payroll expenses | 25,000 | 4,500 |
| Regulatory fees | 2,440 | 2,311 |
| **Other Operating expenses:** | | |
| Audit expenses | 21,000 | 17,640 |
| Bank charges | 127 | 22 |
| CCO expense | 4,500 | 4,500 |
| Insurance | 519 | 519 |
| IT services expense | 10,558 | 11,810 |
| Legal and professional | 8,885 | 9,040 |
| **Total other operating expenses** | 45,589 | 43,531 |
| **Total expenses** | 73,029 | 50,342 |
| **Loss before taxes** | (12,889) | (42,842) |
| Income tax | 250 | 250 |
| **Net loss for the year** | $ (13,139) | $ (43,092) |

The accompanying notes to the financial statements are an integral part of these statements.

**BAYBERRY SECURITIES, INC.**

STATEMENTS OF CHANGES IN OWNER'S EQUITY

*YEARS ENDED SEPTEMBER 30, 2025 AND 2024*

| | | Owner's equity |
|---|---|---|
| **Balance, September 30, 2023** | $ | 29,313 |
| Net loss for the year 2024 | | (43,092) |
| Owner's contributions | | 36,000 |
| **Balance, September 30, 2024** | $ | 22,221 |
| Net loss for the year 2025 | | (13,139) |
| Owner's contributions | | 33,000 |
| **Balance, September 30, 2025** | $ | 42,082 |

The accompanying notes to the financial statements are an integral part of these statements.

**BAYBERRY SECURITIES, INC.**

STATEMENTS OF CASH FLOWS

*YEARS ENDED SEPTEMBER 30, 2025 AND 2024*

| | September 30, 2025 | | September 30, 2024 | |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net loss for the year | $ | (13,139) | $ | (43,092) |
| Adjustments to reconcile net loss to operating cash flows: | | | | |
| Increase in accounts payable and accrued expenses | | 762 | | 1,828 |
| Net cash used in operating activities | | (12,377) | | (41,264) |
| **Cash flows from financing activities** | | | | |
| Owner's contributions | | 33,000 | | 36,000 |
| Net cash provided by financing activities | | 33,000 | | 36,000 |
| Net increase (decrease) in cash | | 20,623 | | (5,264) |
| Cash at beginning of the year | | 24,299 | | 29,563 |
| Cash at end of the year | $ | 44,922 | $ | 24,299 |

The accompanying notes to the financial statements are an integral part of these statements.

# BAYBERRY SECURITIES, INC.
## NOTES TO THE FINANCIAL STATEMENTS

*SEPTEMBER 30, 2025 AND 2024*

---

### Note 1—Nature of operations

Bayberry Securities, Inc.(the "Company"), a District of Columbia corporation, was incorporated on January 24, 2019, under the laws of the District of Columbia and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company is taxed as a C corporation under applicable provisions of the Internal Revenue Code (the "Code").

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board ("PCAOB") and the Financial Industry Regulatory Authority ("FINRA"). The Company became a licensed broker-dealer in March of 2020.

### Note 2—Summary of significant accounting policies

*Preparation of Financial Statements and Use of Estimates* – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as applicable to brokers and dealers in securities. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*Cash* – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts.

*Fee Revenue* – The Company provides general corporate development, merger and acquisition, and private placement-related advisory services. Revenue for advisory arrangements is generally recognized over time as the performance obligations are simultaneously provided, unless the retainer is refundable in part or in whole. Revenue related to transaction success fees is generally recognized at the point in time that is the later of (a) the performance under the arrangement is completed (the closing of the transaction) or (b) the success fee is collected. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As it relates to transaction success fees and in determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

*Advertising* – Advertising costs are expensed as incurred.

*Income Taxes* – The Company is taxed as a C corporation under applicable provisions of the Code. The applicable tax rate is 21% for 2025 and 2024. However, the Company does not recognize any income tax benefits of pre-tax losses due to the uncertainty of the Company making sufficient taxable income in the future. The Company is also subject to taxation under the laws of the District of Columbia. For 2025 and 2024, due to the Company having revenue of less than $1 million, the applicable income tax is the required minimum of $250.

# BAYBERRY SECURITIES, INC.
## NOTES TO THE FINANCIAL STATEMENTS

*SEPTEMBER 30, 2025 AND 2024*

---

### Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company had net capital of $42,082 and $22,221 as of September 30, 2025 and 2024, respectively, which was $37,082 and $17,221 in excess of its required capital of $5,000 as of September 30, 2025 and 2024, respectively. The Company's net capital to indebtedness ratio was 0.0675:1 and 0.0935:1 as of September 30, 2025 and 2024, respectively; its indebtedness to net capital ratio was 6.75% and 9.35% as of September 30, 2025 and 2024, respectively.

### Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Philadelphia Regional Office of the SEC.

### Note 5—Supplemental cash flow information

The Company accrued income tax payable of $250 but did not pay before September 30, 2025 and 2024, respectively.

### Note 6—Related parties

Compensation expense of $25,000 and $4,500 for the years ended September 30, 2025 and 2024, respectively, were paid to the 100% owner and President of the Company.

### Note 7—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

### Note 8—Segment reporting

As of October 1, 2024, the Company adopted Accounting Standards Updates ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of underwriting and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining

capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenue from one external customer in 2025.

**Note 9—Subsequent events**

The Company has evaluated subsequent events through November 20, 2025 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

# SUPPLEMENTAL SCHEDULES

**BAYBERRY SECURITIES, INC.**
SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

*YEARS ENDED SEPTEMBER 30, 2025 AND 2024*

|  | September 30, 2025 | September 30, 2024 |
|---|---|---|
| Net worth | $ 42,082 | $ 22,221 |
| Less non-allowable assets | - | - |
| Total non-allowable assets | - | - |
| Net capital | $ 42,082 | $ 22,221 |
| Aggregate indebtness | $ 2,840 | $ 2,078 |
| Ratio of indebtness to capital | 0.0675:1 | 0.0935:1 |

*A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.*

# BAYBERRY SECURITIES, INC.
## SCHEDULE II- EXEMPTION REPORT

*YEARS ENDED SEPTEMBER 30, 2025 AND 2024*

**BAYBERRY SECURITIES, INC** (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)    The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)    The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

## BAYBERRY SECURITIES, INC

I, Jay O. Wright, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Jay O. Wright

**PRESIDENT**

**NOVEMBER 20, 2025**



## Report of Independent Registered Public Accounting Firm on Exemption Report

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) Bayberry Securities, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services and (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

*Cherry Bekaert LLP*

Rockville, Maryland
November 18, 2025



## Report of Independent Registered Public Accounting Firm
## on Applying Agreed-Upon Procedures

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the fiscal years ended September 30, 2025 and 2024. Management of Bayberry Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the fiscal years ended September 30, 2025 and 2024. Additionally, SIPC has agreed to and acknowledged the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the years ended September 30, 2025 and 2024, respectively, with the Total Revenue amount reported in Form SIPC-7 for the fiscal years ended September 30, 2025 and 2024, respectively, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the fiscal years ended September 30, 2025 and 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*Cherry Bekaert LLP*

Rockville, Maryland
November 18, 2025

# BAYBERRY SECURITIES, INC.
## SCHEDULE OF ASSESSMENTS AND PAYMENTS

*SEPTEMBER 30, 2025 AND 2024*

| To Whom Paid | For the Year Ended September 30, 2025 | For the Year Ended September 30, 2024 |
|---|---|---|
| SIPC | $              90 | $              11 |